ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

Elizabeth Madsen (312) 845-1381 elizabeth.madsen@ropesgray.com

April 8, 2021

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attn:  Raymond Be

Re:
Westchester Capital Funds (Registration Nos. 333-187583 and 811-22818) (“WCM”), The Merger Fund (Registration Nos. 002-76969 and 811-03445) (“TMF”) and The Merger Fund VL (Registration Nos. 333-102461 and 811-21279) (“VL”, and together with WCM and TMF, each a “Trust” and together, the “Trusts”)

Dear Mr. Be,

On March 29, 2021, you provided oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) to Elizabeth Madsen of Ropes & Gray LLP, counsel to the Trusts, regarding (i) WCM’s Post-Effective Amendment No. 20 (“PEA No. 20”) to its Registration Statement on Form N-1A, (ii) TMF’s Post-Effective Amendment No. 68 (“PEA No. 68”), and (iii) VL’s Post-Effective Amendment No. 33 (“PEA No. 33”, and together with PEA No. 20 and PEA No. 68, collectively, the “PEAs”) to its Registration Statement on Form N-1A.  The PEAs were filed in connection with the annual update of each Trust’s Registration Statement on Form N-1A for all series of each Trust (each, a “Fund” and together, the “Funds”).  The Trusts appreciate this opportunity to respond to the Staff’s comments.  The Staff’s comments and the Trusts’ responses are set forth below. We note that additional comments were provided on PEA No. 20 and PEA No. 68 by the Commission on April 5, 2021 and that those comments are addressed in a second correspondence filing made on April 8, 2021. Unless otherwise indicated herein, (i) capitalized terms used but not defined herein shall have the meanings ascribed to them in the PEAs, and (ii) each comment relates to each Fund and to all three PEAs.

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Prospectus

Fees and Other Expenses of the Fund

1.	Comment: Please confirm supplementally that TMF’s fee waiver agreement does not have a recoupment feature.

Response:  TMF confirms that TMF’s fee waiver agreement does not have a recoupment feature.

2.
Comment:  For each of the WCM Funds and VL, please revise the appropriate footnote to the “Annual Fund Operating Expenses” table to indicate that recoupment of prior fees and/or expenses previously waived and/or reimbursed can only be done up to three years after the date on which such fees and/or expenses were waived and/or reimbursed.

Response:  The WCM Funds and VL note that the AICPA Audit Risk Alert Investment Companies Industry Developments: “SEC Staff Comments and Observations” does not seem to require that Funds track expenses reimbursed or fees waived each day and have the sponsor’s ability to recoup expenses reimbursed or fees waived reimbursed on a particular date expire on the precise three-year anniversary date of the waiver or reimbursement.   Indeed, the relevant guidance expressly contemplates situations when recoupment might occur outside of even a three-year period.  See “Expense Recoupment Period” Part .56 which states, in relevant part, “[t]he SEC staff reminds registrants that, generally, the recoupment plan should have a defined period of three years or less, and if a plan exceeds three years, the fund should accrue for recoupment expenses.” Of course, whether or not a potential liability should be accrued is not simply a matter of the recoupment period, but also a function of whether the recoupment is “probable”, which requires other factors to be considered, such as a Fund’s current gross expense ratio, the terms of its expense limitation agreement, its current asset size and its projected asset size.  Accordingly, the WCM Funds and VL respectfully decline to make the requested disclosure changes at this time.

Principal Investment Strategies

3.
Comment:  For each Fund, please revise the paragraph describing the Fund’s investments in special purpose acquisition companies or similar special purpose entities that pool funds to seek potential acquisition opportunities (collectively, “SPACs”) to briefly address the factors that the Funds’ adviser considers when deciding to make investment allocations to particular SPACs and please describe SPAC-related investment strategy and risks in greater detail. The revised risk disclosure might address, for example, potential conflicts and potential for misalignment of incentives in the structure of SPACs, as well as the potential that growth in SPAC offerings may increase competition for target companies and, as a result, contribute to a decline in deal quality.

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Response:  The requested change has been made. Where applicable, the Trusts have revised the SPAC risk disclosure in the section of the Prospectus titled “Principal Risks” to include additional information about the factors the Funds’ adviser considers to note that the risks of investing in SPACs also include potential conflicts and potential for misalignment of incentives in the structure of SPACs, as well as the potential that growth in SPAC offerings may increase competition for target companies and, as a result, contribute to a decline in deal quality. The Trusts have also revised in the “Special Purpose Acquisitions Companies” sub-section of the section in the SAI entitled “Investment Objectives, Policies, and Risks” to add the following disclosure:

In allocating investment opportunities in SPACs amongst accounts advised by the Adviser, the Adviser will seek to allocate such opportunities in a manner that is, over time, fair and equitable to all accounts. As part of its allocation decision, the Adviser may consider a number of factors including, but not limited to, the permissibility and/or appropriateness of such an investment for an account given the investment’s expected risk/return profile, the availability of the investment in sufficient volume to reasonably be expected to affect the account’s performance materially, and whether the account has sufficient liquidity to participate in the investment opportunity in an amount that could reasonably be expected to affect its performance materially.

4.
Comment:  It is the understanding of the Staff that SPACs are not a significant source of investment income in as much as they invest proceeds from initial public offerings in U.S. Treasuries, typically. Please advise supplementally or revise the statement regarding potential for income from SPAC investments.

Response: The Trusts note that the expected income from a SPAC’s investment in fixed income securities before effecting an acquisition is a function of a number of things, including the types of debt instruments selected and, importantly, prevailing interest rates. The Trusts note that disclosure included in the “Market Risk” sub-section of the section in the SAI entitled “Investment Objectives, Policies, and Risks” describes additional risks related to the current historically low interest rate environment.

5.
Comment:  Disclosure for TMF and WCM Alternatives: Event-Driven Fund (“EDF”) states that each Fund “also may invest its assets (in the form of cash collateral from securities lending transactions) in one or more unaffiliated private funds that seek to comply with (but are not subject to) Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”).” Please clarify what this means in plain English.

Response:  The requested revision has been made. WCM confirms it has revised disclosure in response to this comment as follows (new language denoted by underline):

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The Fund also may invest its assets (in the form of cash collateral from securities lending transactions) in one or more unaffiliated private funds that seek to comply with (but are not subject to) the credit quality and duration limits applicable to money market funds under applicable law.

6.
Comment:  The Staff notes that WCM Alternatives: Credit Event Fund (“CEF”) is heavily invested in SPACs and further notes the inclusion of “credit event” in the Fund’s name. Please explain supplementally to what extent CEF’s increase in SPAC investments affects appropriateness of its name.

Response:  CEF typically seeks to invest in SPACs when those investments offer an opportunity to earn an attractive level of income and/or profit, particularly when shares of a SPAC can be purchased at a discount to the underlying value of the SPAC’s holdings of debt securities or a discount to the expected value that can be obtained if the Fund declines to participate in a transaction identified by management of the SPAC.  Of course, the Fund retains the ability to also participate in any potential appreciation in the shares of the SPAC if the shares appreciate.  Because CEF’s investment exposure to a SPAC is primarily during the period when the SPAC owns principally a portfolio of debt securities and the Fund as a holder of the SPAC still has the right to have its shares repurchased by the SPAC at a later date, CEF believes the investments are appropriate and consistent with CEF’s name.

Principal Risks

7.
Comment:  For TMF and EDF, the liquidity risk disclosure includes a statement that “[t]he Fund’s investments in each such private fund are subject to heightened liquidity risk as the private funds reserve the right to suspend redemptions or postpone the date of payment of redemptions.” Please add disclosure noting any limitations on the Funds’ investments in such private funds which is related to the maintenance of liquidity.

Response:  The requested change has been made. Where applicable, the Trusts have revised the liquidity risk disclosure to include the following sentence:

There are no limits on the Fund’s investments in such private funds but the Fund’s investment in each such vehicle has been, and is expected to be, below 15% of its net asset value.

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* * * * *

Please direct any questions concerning this letter to the undersigned at (312) 845-1381.

Very truly yours, /s/ Elizabeth Madsen Elizabeth Madsen